Form 51-102F1
Management’s Discussion & Analysis
For the three months ended May, 2005

Management Discussion and Analysis

1.1      Date of Report: July 5, 2005

1.2      Overall Performance

Description of Business and Overview of Projects

The Company is a natural resource company engaged in the acquisition, exploration and development of mineral properties. The Company’s primary focus is on gold exploration in Nevada. The Company has varying interests in a number of mineral properties located in Nevada. The Company plans to explore and develop its mineral properties or joint venture them to other companies for their further development.

Miranda Gold Corp. has fifteen gold exploration projects in various stages of exploration in Nevada. These projects include the Redlich project located in Esmeralda County, the Troy Canyon project located in Nye County, the Red Canyon, Fuse, JDW, Red Hill, Coal Canyon, BPV, CONO, ETTU and DAME projects located in Eureka County, the Horse Mountain project located in Lander County; the Sampson claims located in Lyon County; the Iron Point project located in Humboldt County; and the Angel Wing property located in northern Elko County.

The Red Hill, Redlich, Red Canyon, and Coal Canyon projects are joint-ventured to other companies. BPV and CONO and the FUSE properties are subject to letters of intent to form joint ventures.

Miranda continues to resolve a robust exploration model to predict the location of large gold systems based on a geologic understanding of recent developments on the Cortez Trend. Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, Miranda is utilizing GIS and regional databases to identify additional discrete mineral belts similar to and parallel to the Cortez Trend.

Miranda is expanding its Carlin Style Gold focus to the northern extensions of the Battle Mountain Trend through is acquisition of the Horse Mountain and Iron Point projects.

Troy and Redlich Properties

By an agreement dated January 23, 2003 and subsequent amendments, the Company has an option to acquire a 100% right, title and interest in two gold projects in Nevada: the Troy property in Nye County and the Redlich Property in Esmeralda County, subject to a 3% net smelter return royalty. Upon completion of a bankable feasibility study, the Company can buy 2/3 of the NSR royalty on each property (i.e. 2% NSR, leaving 1% NSR on each property) for one million dollars U.S. for each 1% NSR being purchased.

The remaining acquisition price for the two properties is payable until January 23, 2008 and comprises 75,000 warrants and US $46,5000. The warrants allow the vendor the right to purchase common shares of Miranda Gold Corp. at prices ranging from Cdn. $0.40 to $0.55 and are exercisable for a period of two years from their date of issue. The consideration and work commitments are prorated to allow for the termination of any of the individual properties.

The Company also has a combined remaining work commitment on these two properties of US $172,500 until January 23, 2008.

Troy

The Troy property is located in the Troy District in the Grant Range of northeastern Nye County, Nevada. Limited historical gold production of approximately 2000 tons at .35 oz Au/t has taken place. The quartz body identified on this property is 1,200 feet long, open-ended at depth at over 600 feet, and has a width ranging from 20 to 70 feet. Limited exploration work has taken place in the past and ore grade samples have been recovered (samples up to 1.67 oz Au/t). This property has the potential for a high-grade gold deposit and has never been drilled.

The Company continued underground mapping and sampling in March 2005. The results of this work confirm the presence of high grade gold (to 16 oz Au/t) in underground stopes and that multiple sub parallel 2 to 10 foot east- dipping veins that overprint a large mesothermal vein can be targeted with a modest first pass drill program. Surface mapping was also completed in order to begin to advance targets satellite to the known underground workings.

The Company has incorporated underground and surface mapping and existing workings into a 3D model in order to design a drill program to test projections of mapped veins.

Redlich Property

The Redlich project is located in Esmeralda County along the northwest-southeast trending Walker Lane structural corridor. The Redlich prospect is an upper level, low-sulfidation, adularia-sericite, epithermal system with a similar geologic setting as that at the Midway project near Tonopah, Nevada. Boulders and cobbles of high-grade, well-banded quartz vein material have been discovered in surface exposures of Tertiary gravels. These fragments of mineralized epithermal veins on surface assay up to 4 ounces of gold per ton and 20 ounces of silver per ton. The banded quartz is found over an area of approximately 100 acres (40 hectares).

Several companies have explored the Redlich project area including Inspiration Development, FMC Gold and the Cordilleran Nevada syndicate. Previous drilling has encountered mineralized intervals grading between 0.07 to .59 oz Au/t in quartz veins or quartz fracture zones. In addition, multiple zones of lower-grade disseminated mineralization were encountered in the drilling, four of which are hosted by quartzite breccia and intrusive diorite. This is highly suggestive of the occurrence of a large tonnage, intrusive-related, disseminated gold deposit.

The Redlich project area has the potential to discover both high-grade banded quartz veins and large-tonnage disseminated and intrusive-hosted mineralization.

To facilitate an assessment of the Redlich Prospect’s potential, a compilation and review of all available data was undertaken. Much of the data has been digitized and includes locations, descriptions and assay results for approximately 300 rock chip samples taken in the Redlich vicinity by FMC Gold Co. and another 200 taken by Cordex Exploration Co. The Company increased its land position by staking an additional 18 claims at the Redlich project, Esmeralda County, Nevada.

The Company signed an agreement to joint venture its Redlich project with Newcrest Resources Inc. (“Newcrest”) in March 2004.

Newcrest paid to Miranda US $45,000, and thereafter US $30,000 annually until March 4, 2008. Newcrest has an annual work commitment commencing with US $75,000 by January 23, 2005; US $150,000 by each of January 23, 2006 and January 23, 2007, and then US $200,000 per year thereafter until it has earned an interest in the project. Newcrest can earn a 65% interest in the Redlich project by spending a minimum of $1.8 million in exploration expenditures by March, 2012 and presenting to Miranda a pre-feasibility study. Newcrest can earn an additional 10% interest in the project (for a total of 75% interest) by the completion of a (positive) feasibility study on the Redlich project, and up to an 80% interest, at Miranda’s election, by providing half of Miranda’s portion of the development costs.

Past drilling has encountered among others, eight mineralized intervals of five feet each grading between 0.08 oz Au/t (2.7 g Au/t) and up to 0.59 oz Au/t (20.2 g Au/t). Each of these intervals is associated with wide intervals of low-grade mineralization. The gold mineralization occurs in quartz veins or quartz fracture zones.

Newcrest completed a first phase drill program in the end of October 2004 that included 19 holes for a total of 11,094 feet (3,382m). The highlights of this drilling included high-grade intercepts of 10 feet @ 0.680 oz Au/t, 5 feet @ 1.35 oz Au/t (in hole R43) , and 15 feet @ 0.330 oz Au/t. In addition to high-grade, one hole included an intercept of 190 feet @ 0.020 oz Au/t. Hole R43 is especially significant in that it discovered a vein approximately 3000 feet from previously known occurrences.

Newcrest is encouraged by the drilling and as a result has expanded the claim block by staking 57 new claims resulting in a total of 161 claims. In May 2005 Newcrest received permits for 20 new holes and has initiated a second round of drilling. Drill targets include follow-up holes on a new epithermal vein that was encountered in the 2004 drill program.

Miranda is incorporating historic and recent results and geologic information into a 3D model in order to contribute target ideas to Newcrest’s programs at Redlich.

Red Canyon Project

Miranda has signed a letter of intent for a twenty-year lease on the Red Canyon project. Miranda paid US $26,200 upon signing of the formal agreement and issued 75,000 warrants. The warrants allow the property vendors the right to purchase common shares of Miranda Gold Corp. at $0.37 for a period of two years from February 6, 2004, their date of issue. Miranda will pay annual advance royalty payments totaling US $600,000 through years one through ten.

The Red Canyon property is subject to a net smelter return royalty (“NSR”) of 3% if the gold price is below $300 per ounce; 4% if the price of gold is between $300 - $400 per ounce; and 5% if the price of gold is over $400 per ounce. Miranda has the option to buy 2 percentage points of the NSR for $1 million per percentage point.

The Red Canyon Property is comprised of 237 unpatented lode mining claims covering approximately 19.5 square kilometers. The property lies in the prolific Cortez or Battle Mountain – Eureka gold belt, approximately 20 miles south of Placer Dome’s newly announced Cortez Hills discovery. The property is situated directly on trend between Tonkin Springs and the Gold Bar deposits.

Several companies have explored the Red Canyon Property including Meridian Minerals Company, Tenneco Minerals, Great Basin Mining and Exploration, Hemlo Gold Mines (U.S.) and Kennecott Exploration Company. Past sampling and drilling has identified three areas of gold mineralization. The strongest mineralization is in the Ice Zone. One of the best drill intercepts in this zone is 29 meters of 4.0 g gold/t (95 feet of 0.12 oz Au/t) from 6 to 35 meters (20-115 feet). The highest-grade drill sample over a 5-foot interval is 10.8 g gold/t (0.32 oz Au/t).

Mineralization is controlled by northwest and northeast trending high-angle faults. Alteration is extensive and widespread at Red Canyon. It consists of silicification, brecciation, decalcification and argillization. Lower plate carbonate rocks are exposed in the center and east flank of the property. Elsewhere on the property, Ordovician upper plate siliciclastic rocks, Tertiary volcanic rocks and Quaternary gravel overlie the carbonates. Oxidation was observed at the bottom of a 2500-foot Kennecott hole, confirming the strength of the hydrothermal system that effected this area. Anomalous mercury, antimony, arsenic and barium occur in altered rocks.

The Red Canyon Property represents an outstanding exploration play for a carbonate and/or structurally-hosted gold deposit in the Cortez Trend. The recent Cortez Hills discovery demonstrates that major gold deposits remain to be found in this belt. At Red Canyon, the majority of holes drilled in the past were less than 160 meters deep. Numerous lower plate carbonate host formations occur at depth and have not been tested by drilling. In addition, most holes were drilled vertically and did not adequately test the numerous structures present on the property.

Through reconnaissance mapping the Company has recognized significant exposures of upper Devonian chert-carbonate units on the eastern quarter of the project area previously mis-mapped as upper plate facies due to the degree of hydrothermal alteration. Equivalent units provide the preferred host at Cortez Hills. The Company is advancing new drill targets in this area.

The Company signed an agreement to joint Venture its Red Canyon project with Newmont USA Limited in October 2004. Newmont paid to Miranda US $30,000 on signing and will assume payments on the underlying lease. Newmont can earn a 60% interest in Red Canyon by spending US $2.5 million in exploration expenditures prior to December 31, 2009 of which US $300,000 would be expended by December 31, 2005 and may earn an additional 10% interest in the Red Canyon project (for a total 70% interest) by completing a bankable feasibility study, with a minimum annual expenditure of US $250,000 until completion of the feasibility study.

Newmont has budgeted $390,000 to the project for 2005 and plans to initiate a first phase drill program by June 2005. Miranda has offered to assist Newmont in resolving drill targets in the gravel covered portions of Red Canyon by conducting Hg in soil-gas surveys and merging this data with existing CSAMT surveys.

Newmont has permitted 17 drill-holes, of which 14 are forecast to be drilled in a first pass program.

Bald Peak Project

The Company signed an option to acquire a 100% interest in a gold exploration project located in Mineral County, Nevada. The total acquisition price for the project is payable over five years after the issuance of a drilling permit and comprises 225,000 warrants and US $177,500. A total of US $7,500 has been paid with no further payments due to the vendors until the earlier of drill permits being issued or two years, whichever occurs first. 25,000 warrants have also been issued. The warrants allow the property vendors the right to purchase common shares of Miranda Gold Corp. at prices ranging from Cdn. $0.25 to $0.50 and are exercisable for a period of two years from their date of issue.

The project is subject to a 3% net smelter return royalty (“NSR”), however the Company can buy 2/3 of the NSR royalty (i.e. Miranda can buy 2% NSR, leaving a 1% NSR on the property) for US $1,000,000 for each 1% of the NSR purchased.

Bald Peak is approximately 9 kilometres north of the past producing high-grade Bodie gold-silver mine and 8 kilometres west of Metallic Ventures' (TSX: MVG) Esmeralda project. The mineralized veins at Bald Peak and Bodie trend NNE, suggesting that both vein systems occur within the same structural zone. The Bald Peak veins/stockworks occur along an intermittently exposed 2 kilometer long structure, up to 200 meters wide, located along the base of a rhyolite dome. Sixteen of eighteen rock chip samples taken by previous operators from the vein/stockworks were anomalous in gold, the highest value being 5.4 g/t gold. Quartz-after-calcite alteration textures are exposed in some of these veins, implying the existence of the uppermost portion of a boiling, hydrothermal system.

Fjordland Exploration controls ground immediately adjacent to the Company’s Bald Peak Project. Fjordland is in the process of permitting and has announced plans to drill approximately 2,000 feet once permits are issued.

Reconnaissance prospecting and mapping by the Company confirms that the NNE vein-structure, to be drilled by Fjordland, continues to the NE and SW onto Miranda’s Bald Peak Project.

During this quarter the Company terminated its interest in the Bald Peak project.

Fuse and JDW Properties

The Company staked two claim blocks called the “Fuse” property and the “JDW” property in Pine Valley, Eureka County, Nevada.

The Fuse property is comprised of 193 unpatented lode mining claims covering approximately 6 square miles. These claims lie adjacent to the Powder Keg claims that were staked by Idaho Resources and the BOC claims that are undergoing exploration by the Cortez Joint Venture. The JDW property consists of 62 claims and lies both north and east of Placer Dome’s Red Hill Project area. Both properties lie in the prolific Cortez or Battle Mountain – Eureka gold belt, approximately 10 miles east of the Cortez Joint Venture’s ET Blue Project.

Both the Fuse and JDW claims were staked in alluvial cover over gravity highs. Interpretation of the gravity data suggests that bedrock at both sites is relatively shallow. Several prominent structural features are also expressed in the gravity data. The JDW claims are adjacent to the JD window that exposes lower plate carbonate rocks that are favorable hosts for Carlin-type deposits.

Placer Dome, the Cortez Joint Venture, Idaho Resources, and Nevada North Resources have staked in excess of 2,200 lode mining claims in the area of Fuse and JDW. All of the Idaho Resource claims have been leased to either Placer Dome or the Cortez Joint Venture. The Nevada North properties are under lease to the Company. Almost all of the Horse Canyon Valley-Pine Valley has been claimed. The Fuse and JDW claims represent some of the last remaining shallow targets where underlying bedrock is likely lower-plate carbonates.

The Fuse and JDW properties represent outstanding exploration plays with the potential of discovering a Carlin-type deposit under the pediment in Pine Valley. The Horse Canyon Valley-Pine Valley area represents a geologic setting similar to Crescent Valley which hosts the Pipeline and Cortez mine complexes. The recent discovery of the +7.5 million ounce deposit at Cortez Hills demonstrates that major gold deposits remain to be found in the southern extension of the Crescent Valley mineralized belt.

Placer Dome has recently disclosed that mercury soil gas anomalies coinciding with a NNW-WNW fault fabric indicated by gravity surveys are the best predictors of covered gold systems in the Cortez Trend.

During July, 2004 the Company initiated real-time mercury soil gas sampling and detailed gravity interpretation on the FUSE project in order to resolve drill targets. Approximately 200 stations of a 500 station program have been completed. Preliminary results suggest low level mercury anomalies are indicated. These surveys will progress onto the JDW project also.

In March, 2005 the Company signed a letter of intent to joint Venture its Fuse project with Placer Dome US.

ETTU Property

In May 2004, the Company staked 28 claims in Kobeh Valley, on the south end of the Eureka - Battle Mountain (Cortez) Gold Trend. The claims lie approximately nine miles southeast of the Gold Bar mine and four miles south of the Afgan deposit.

Miranda targeted the ETTU area based on structural interpretations of gravity data. The ETTU property covers a portion of the Kobeh Valley pediment on the projected intersection of two mineral trends. Data suggests that a prominent northwest structure extends south from the Afghan resource to intersect the east-southeast projection of the

Gold Bar structure beneath shallow gravel on the ETTU property. Upper Devonian carbonates to the north are expected to occur under pediment gravel on ETTU.

Newmont Mining Corporation, subsequent to Miranda staking the ETTU claims, also initiated aggressive land acquisitions in the Kobeh Valley area, staking a very large claim block estimated to be in excess of 15 square miles, that completely surrounds the ETTU claims.

In January 2005, the Company staked an additional 46 contiguous claims, bringing the total claims on the ETTU project to 74 claims.

The Company has conducted no exploration on the ETTU claims. Airborne Resistivity and magnetic surveys were acquired for the property and are being evaluated to advance drill targets.

DAME Property

In February 2005, the Company staked 301 claims (9.7 square miles) in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend as a result of evaluating geophysical data (specifically, filtered gravity), mercury gas data, and other exploration data-sets. Newmont Mining Corporation and most recently Placer Dome US have made significant property acquisitions through aggressive staking campaigns in Kobeh Valley. The results of studies by the Company and the recent competitor activities in the Kobeh Valley prompted Miranda's claim staking. The Company infers the presence of a discrete WNW-trend between the Gold Bar deposit (historic resource of 1 M oz Au) and Barrick Gold Corporation's Archimedes Mine (historic resource of 1.7 M oz Au).

Bravo Venture Group Inc., also active in the area, has released news of sampled of oil well cuttings of Roberts Mountain Formation at depth in Kobeh Valley. Significant gold assayed from gravel at the basement interface could represent historic erosion and transport of mineralized detritus from nearby buried gold deposits. This mineralization implies the larger Kobeh Valley area as well may contain buried gold deposits.

The DAME project is adjacent to Placer Dome claims (to the west) and Newmont claims (to the north). The DAME claim group extends approximately 7 miles (11.7 kilometers) to the southeast off the north flank of Lone Mountain in the direction of the Archimedes Mine.

The Company infers that any large Carlin-type gold system beneath Kobeh Valley would likely produce a northwest-southeast-trending, district-scale array of en echelon deposits associated with WNW, NNW and NE-trending fault blocks. Miranda's DAME claims are located on such fault intersections and basement highs as suggested by filtered gravity data.

The company has not conducted any exploration on the DAME property.

BPV, CONO, Coal Canyon and Red Hill

In May 2004, the Company signed a lease agreement with Nevada North Resources (U.S.A.), Inc., a privately held exploration company, for four additional properties along the south extension of the Cortez Trend. The properties include 79 claims at Red Hill, 64 claims in Coal Canyon, 43 claims in the Cortez Mountains (BPV property) and 73 claims in the Horse Creek Valley area (CONO property). The lease agreement was later separated into four separate property leases. The terms on the Coal Canyon, BPV and CONO leases each require advance annual royalty payments starting at $6,250 (US) in year one and climbing to $50,000 (US) by year ten and each year thereafter. The Red Hill lease requires advance annual royalty payments starting at $6,250 (US) in year one and climbing to $60,000 (US) by year ten and each year thereafter for the life of the lease. The owner also retains a 2.5% to 5.0% sliding scale royalty that is subject to buy down provisions to 2%.

Both the Red Hill and Coal Canyon properties in the northern Simpson Park Range cover geologic "windows" that expose lower plate carbonate rocks favorable for hosting disseminated gold mineralization such as the nearby Cortez Hills (7.5 million ounces) and Pipeline deposits (12 million ounces). Both the CONO and BPV properties lie approximately 3 miles south of the ET Blue Project where the Cortez Joint Venture conducted a major drill program in 2002-2003.

The Coal Canyon property is adjacent to the window-bounding Grouse Creek fault where previous exploration programs have identified significantly anomalous drill-indicated mineralization. Favorable host rocks at Coal Canyon include both the Roberts Mountain and Hanson Creek Formations.

The Red Hill property shows intensive alteration in limestone associated with both east-northeast and north-northwest faults. Antimony prospects on the project are probably indicative of the associated gold system. Newcrest Resource Inc., the most recent operator on the property, has drilled weakly anomalous gold associated with dikes.

Drilling on the CONO claims has indicated lower plate carbonates in the basement below pediment gravels. The BPV property, one mile west of CONO is underlain by upper plate siliclastics and chert but lower plate carbonates may occur at permissible depths.

Both Placer Dome and the Cortez Joint Venture (Placer Dome 60% and Kennecott Minerals 40%) have been extremely active in this area and all four of the new properties are surrounded by or adjoin claims held by these companies.

Miranda has acquired these properties based on a generative model that infers a structural trend between the Cortez Joint Venture's Cortez Hills deposits and the ET Blue project and a continuation of that trend into Horse Creek Valley-Pine Valley and into the Simpson Park Range. Miranda believes that the Horse Creek Valley - Pine Valley area represents a geologic setting similar to Crescent Valley that hosts the Pipeline-Cortez mine complex.

The Company has not completed any exploration work on these properties.

The Company signed an agreement to joint venture the Red Hill project with Placer Dome US Inc (PDUS) in October 2004. PDUS paid US $49,875 to Miranda upon signing of the Letter Agreement. In addition, PDUS may pay a total of US$500,000 to Miranda over the four-year earn-in period. PDUS can earn a 60% interest in the property by spending US $2.0 million in exploration expenditures over four years, of which US $100,000 is committed to be expended during the first year. After completing the 60% earn-in phase, PDUS can elect to earn an additional 10% interest in the Red Hill project (for a total 70% interest) by completing a bankable feasibility study within five years, with a minimum annual expenditure of US $250,000 during the period in which PDUS completes the feasibility study. After completion of the feasibility study, Miranda can request that PDUS arrange Miranda’s share of project financing, in which case PDUS will earn an additional 5% interest (for a total 75% interest) in the project, and will recover Miranda’s share of this financing from 60% of Miranda’s share of net cash flow from operations on the property.

By March 2005, PDUS had completed soils, soil-gas, and CSAMT surveys on the Red Hill property. Evaluation of this data is underway and is expect to provide drill targets for later this summer.

In March 2005, the company signed a letter of intent to joint venture its Cono and BPV projects with Agnico-Eagle (USA) Ltd. Under the terms of the Letter of Intent, Agnico may pay a total of $355,000 to Miranda over the five-year earn-in period. Agnico can earn a 60% interest in the property by spending $1.5 million in exploration expenditures over five years, of which $50,000 will be expended during the first year. After completing the 60% earn-in phase, Agnico can elect to earn an additional 10% interest in the Cono and the BPV projects (for a total 70% interest) by completing a bankable feasibility study and funding a minimum annual work commitment of $200,000. After completion of the feasibility study, Miranda can request that Agnico arrange Miranda's share of project financing, in which case Agnico will earn an additional 5% interest (for a total 75% interest) in the project. In March 2005, Agnico was drilling on lands adjacent to BPV and CONO and anticipated drilling on these projects possibly as early as mid to late 2005. Agnico-Eagle is currently evaluating gravity data that relates to the BPV/CONO properties.

During this quarter the Company has signed a formal “Exploration Agreement with option to Joint Venture” on its Coal Canyon project. Golden Aria has paid the Company US $15,000 upon signing of the Agreement and will issue 250,000 shares and will assume the payments on the underlying lease. In addition, Golden Aria may pay a total of $185,000 to Miranda over the four-year earn-in period. Golden Aria can earn a 60% interest in the Coal Canyon property by spending $1.0 million in exploration expenditures over four years, of which $50,000 is committed to be expended during the first year. Golden Aria may earn an additional 10% interest in the Coal Canyon project (for a total 70% interest) by completing a bankable feasibility study and maintaining a minimum annual expenditure of $200,000 after phase-I earn-in.

Golden Aria is expected to begin evaluating the Coal Canyon joint venture later this month. Activities include mapping, rock chip sampling, a mercury soil gas survey, gradient array resistivity and spontaneous potential geophysical surveys. This work is designed to identify drill targets for later testing.

Horse Mountain

The Company has signed a 20-year lease on the Horse Mountain property in the Shoshone Range in Lander County, Nevada. The Horse Mountain property comprises 139 claims covering approximately 4.5 square miles. The Company has paid US

$30,000 on signing and will issue 25,000 warrants to the underlying claim owner. The warrants allow the property lessor the right to purchase common shares of Miranda Gold Corp. at $0.70 for a period of two years from their date of issue. Advance Royalty payments due on the first and second anniversaries are US $30,000 each. The Horse Mountain property is subject to a net smelter royalty of 3.5% .

The property is located approximately 11 miles west-northwest of the Cortez Joint Venture’s Pipeline Mine and is surrounded by lands being explored by the Cortez Joint Venture. Placer Dome, operator of the Cortez Joint Venture, has publicly identified and promoted the general area around the Horse Mountain property as a strategic area of exploration focus subsequent to their Cortez Hills discovery of greater than 7 million ounces of gold.

Drilling on the Horse Mountain project in the late 1990s by Pathfinder Exploration and High Desert Minerals intersected lower-plate carbonates rocks inferred as altered Silurian Robert's Mountain Formation and Ordovician Hanson Creek Formation below the Roberts Mountain Thrust. These are prolific host rocks elsewhere on the Cortez Trend. One of these holes (MC9608) intersected 9.1 meters (30 feet) of 0.85 g Au/t (0.025 oz Au/t) including one 3-meter sample interval of 1.50 g Au/t (0.044 oz Au/t)) near the bottom of the hole. The Roberts Thrust (RMT), which separates upper- plate stratigraphy from lower-plate carbonate rocks, was intersected at 257m (840 feet.) and shows strong alteration and oxidization through the entire lower-plate drill interval. Elevated trace elements and the style of alteration, including moderate to intense silicification, clay alteration, decalcification and hematite suggest the presence of a robust Carlin-type system. Four other holes in the area have reached the lower-plate on the property. Moderate to intense alteration in the lower-plate is notable over significant thicknesses in all the holes reaching the RMT and anomalous gold is noted in two other holes. Oxidation is strongly developed locally to depths of at least 1,700 feet below surface.

No physical exploration work has been conducted on the property except for nominal reconnaissance mapping and prospecting.

In May 2005 the Company signed a letter of intent to joint venture its Horse Mountain property located in Lander County, Nevada, with Barrick Gold Exploration Inc. Barrick Gold has indicated that they will drill test the Horse Canyon project. Prior to drilling, geological and geophysical work will be conducted in order to define alteration zones and structures.

Iron Point

In February 2005, the Company staked 156 claims in the Iron Point District in Humboldt County, Nevada (the "AB OVO" claims). The Iron Point District is located on the north end of the Battle Mountain-Eureka Trend at its intersection with the northeast Getchell Trend, approximately 9 miles west-northwest from the Lone Tree Mine and approximately five miles south of the Preble Mine.

Historic drilling in the Iron Point district by Santa Fe Mining, Newcrest Resources and Euro Nevada encountered local, thin 1 to 2 grams (.030-060 oz Au/t) gold intercepts and thicker anomalous gold intercepts. These drill intercepts, associated with a large alteration cell and coincident with trace element anomalies, are indicative of a large Carlin-style system.

The Iron Point district geology includes rocks of the Comus and Preble Formations, which are significant host rocks at the Pinson, Getchell and Twin Creeks mines of the Getchell Trend. Braided strands of the Getchell fault system are inferred to project south through the Iron Springs District. Notable alteration at Iron Point includes broad zones of jasperoid in limestone units and clayey, pyritic dikes and sills. USGS mapping suggests a distinctive and repeated pattern of west-northwest and north-northwest inflections and intersections of multi-phase dike-filled fault zones that suggest local dilational pull-apart fault blocks. These fault intersections and the edges of intrusive stocks appear to be the favored locus for alteration and metals within the Iron Point District. At both the Pinson and Preble Mines to the north, dike-filled fault zones were often the principal feeder structures for gold-bearing solutions. By analogy, the similar features at Iron Point provide favorable structural targets for gold mineralization. Complex folds and thrusts in the district also are considered favorable for channeling and sealing hydrothermal fluids and for structural preparation respectively. Some of these folds may be fault-propagated within the hanging wall of reactivated reverse-fault zones and thus be spatially associated with underlying potential feeder zones.

Miranda proposes that the Iron Point alteration and gold anomalies occur within a broad zone of intrusive axes and interrelated fault and fold patterns extending west-northwest from the Lone Tree Mine and that other significant gold deposits could occur along this trend, especially where Getchell Trend structures are intersected.

1.3      Selected Financial Data

The following financial data are selected information for the Company for the three most recently completed financial years:

Year Ended August 31
	2004	2003	2002
Total revenues (interest income)	13,789	2,066	894
Loss before discontinued operations and extraordinary items	2,048,055	512,726	278,800
Basic and diluted loss per share before discontinued operations	0.11	0.07	0.07
Net Loss	2,048,055	512,726	278,800
Basic and diluted loss per share	0.11	0.07	0.12
Total assets	2,200,855	1,026,837	643,430
Total long-term liabilities	-0-	-0-	-0-
Cash dividends per share	-0-	-0-	-0-

1.4      Results of Operations

The Company incurred a net loss of $1,642,654 for the nine month period ending May 31, 2005 ($288,814 for the current three month period) compared to a net loss of $1,725,206 for the nine month period ending May 31, 2004.

General expenses increased to $1,703,775 for the nine month period ending May 31, 2005 ($292,220 for the current three month period) compared to $1,369,158 for the nine month period ending May 31, 2004.

Total expenses including amortization, corporate financial services, investor relations, management fees, stock-based compensation, transfer agent fees, office rent, telephone, and supplies for the nine month period ended May 31, 2005 increased by $334,617 compared to the nine month period ended May 31, 2004.

Consulting fees of $108,171 for the nine month period ending May 31, 2005 increased by $66,648 over the nine month period ending May 31, 2004. The Company has employed a full time vice president of Exploration and a part time consultant. Investor relations activity for the nine month period ending May 31, 2005 was $45,696 compared to $126,635 for the nine month period ending May 31, 2004; a decrease of $80,939. Travel and business promotion for the nine month period ending May 31, 2005 was $131,762 compared to $104,135 for the nine months ending May 31, 2004. This category is mainly comprised of attendance at international gold shows. The Company has prepaid to attend four gold shows for the year 2005.

Office rent, telephone, secretarial and sundry was $133,585 for the nine month period ending May 31, 2005 compared to $113,545 for the nine month period ending May 31, 2004. These administrative costs have increased as a result of increased activity within the Company and the acquiring of several additional mineral properties.

Wages and benefits for the nine month period ending May 31, 2005 was $116,419 compared to $63,420 for the nine month period ending May 31, 2004; an increase of $52,999 over the same period last year. The Company employs a full time President and has added two additional staff to the payroll.

The Company’s projects are at the exploration stage (detailed in section 1.2) and have not yet generated any revenue to date. Net losses have increased over the past three years as a result of administrative costs associated with the increase of activity and the Company acquiring several additional mineral projects.

The consolidated financial statements show all acquisition and exploration costs to date and readers should refer to the notes to the financial statements for details regarding all the joint venture agreements for each of the Company’s properties.

1.5      Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	May 31, 2005	Feb 28, 2005	Nov 30 2004	Aug 31, 2004	May 31 2004	Feb 29 2004	Nov 30 2003	Aug 31 2003
Total revenues	3,406	12,180	435	13,789	6,930	1,330	662	2,066
(interest income)
Total Net loss before discontinued operations	288,814	1,152,130	201,710	1,615,030	239,603	1,015,951	104,676	477,887
Loss per share	0.01	0.05	0.01	0.11	0.02	0.07	0.02	0.07
Loss per share fully diluted	0.01	0.05	0.01	0.11	0.02	0.07	0.02	0.07
Net loss in total	288,814	1,152,130	201,710	2,048,055	299,502	1,236,198	189,506	512,726
Net loss per share	0.01	0.05	0.01	0.07	0.02	0.07	0.02	0.07
Net loss per share fully diluted	0.01	0.05	0.01	0.07	0.02	0.07	0.02	0.07

1.6      Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants. The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future. The operations of the Company consists of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means. The Company could also consider joint venturing or selling some portion of its properties to cover its obligations.

The Company’s cash position at May 31, 2005 was $3,596,698 compared to $3,478,587at February 28, 2005. During the three months ended May 31, 2005 there were 1,733,000 warrants exercised for total proceeds of $482,100.

The Company has sufficient cash to meet its obligations as they come due.

The Company has total current assets of $3,648,408 which consists mainly of cash in the amount of $3,596,698. The Company has no long term liabilities and has working capital of $3,612,631.

The Company’s issued and outstanding shares were 28,572,760 at May 31, 2005.

1.7      Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.8      Transactions with Related Parties

The Company incurred charges with directors of the Company and companies with common directors as follows:

	Three months ended May 31, 2005	Three months ended February 28, 2005	Three months ended November 30, 2004
Office Rent	Nil	$7,500	$7,500
Secretarial and office services	$9,695	$25,161	$24,000
Management Fees	$21,900	$19,600	$15,000

1.9      Fourth Quarter

N/A

1.10       Proposed Transactions

N/A

1.11      Critical Accounting Estimates

N/A

1.12       Changes in Accounting Policies Including Initial Adoption

In January, 2004, the Company adopted the amended CICA Handbook 3870 – “Stock-based Compensation and other Stock-based Payments”, requiring the fair value-based method be applied to awards granted to employees, which previously has not been accounted for at fair value. Effective January, 2004 all options awarded by the Company are recorded in the financial statements of the Company. Any consideration paid by the option holders to purchase shares is credited to share capital.

1.13       Financial Instruments and Other Instruments

N/A

1.14       Other MD&A Requirements

Disclosure of Outstanding Share Data

      a)       Authorized: 100,000,000 common shares without par value.

      b)       Issued: 28,572,760 common shares for total consideration of $10,413,106.